Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2013

($000’s)

9/30/2013
Assets
Cash and Balances Due From Depository Institutions	$11,611,724
Securities	75,731,096
Federal Funds	109,251
Loans & Lease Financing Receivables	229,278,111
Fixed Assets	4,752,165
Intangible Assets	13,284,803
Other Assets	21,823,306

Total Assets	$356,590,456

Liabilities
Deposits	$269,648,386
Fed Funds	2,649,382
Treasury Demand Notes	0
Trading Liabilities	377,760
Other Borrowed Money	27,410,355
Acceptances	0
Subordinated Notes and Debentures	4,836,320
Other Liabilities	11,663,931

Total Liabilities	$316,586,134

Equity
Common and Preferred Stock	18,200
Surplus	14,231,285
Undivided Profits	24,168,331
Minority Interest in Subsidiaries	$1,586,506

Total Equity Capital	$40,004,322

Total Liabilities and Equity Capital	$356,590,456

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